UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 6

to

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES AND EXCHANGE ACT OF 1934

Midcoast Energy Partners, L.P.

(Name of Issuer)

MIDCOAST HOLDINGS, L.L.C.

MIDCOAST ENERGY PARTNERS, L.P.

ENBRIDGE ENERGY PARTNERS, L.P.

ENBRIDGE ENERGY COMPANY, INC.

ENBRIDGE ENERGY MANAGEMENT, L.L.C.

ENBRIDGE INC.

(Names of Person(s) Filing Statement)

CLASS A COMMON UNITS REPRESENTING LIMITED PARTNER INTERESTS

(Title of Class of Securities)

59564N103

(CUSIP Number of Class of Securities)

Al Monaco Director, President and Chief Executive Officer Enbridge Inc. 200, 425 - 1st Street S.W., Calgary, Alberta, Canada, T2P 3L8 Telephone: (403) 231-3900	R. Poe Reed President and Director Midcoast Holdings, L.L.C. 1100 Louisiana Street, Suite 3300 Houston, Texas 77002 Telephone: (713) 821-2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With Copies to:

William N. Finnegan IV Jesse P. Myers Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, Texas 77002 Telephone: (713) 546-5400	William S. Anderson Bracewell LLP 711 Louisiana Street, Suite 2300 Houston, Texas 77002 Telephone: (713) 223-2300	Michael S. Telle Vinson & Elkins L.L.P. 1001 Fannin Street, Suite 2500 Houston, Texas 77002 Telephone: (713) 758-2222

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction ☒

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$170,200,000	$19,726.18

*	As of May 3, 2017, there were 22,610,056 Class A Common Units of Midcoast Energy Partners, L.P. (“MEP”) outstanding.

Total consideration of $170,200,000 was determined based upon the product of (1) 21,275,000, the aggregate number of Class A Common Units to be converted into the right to receive merger consideration, and (2) the per unit merger consideration of $8.00.

In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, and Rule 0-11(c)(1) promulgated thereunder, the filing fee was determined by multiplying 0.0001159 by the total consideration.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $19,726.18	Filing Party: Midcoast Energy Partners, L.P.

Form or registration No.: Schedule 14C	Date Filed: February 15, 2017

EXPLANATORY NOTE

This Amendment No. 6 to Schedule 13E-3 is being filed by Midcoast Holdings, L.L.C., Midcoast Energy Partners, L.P., Enbridge Energy Partners, L.P., Enbridge Energy Company, Inc., Enbridge Energy Management, L.L.C. and Enbridge Inc. in order to correct the Record Date for the approval of the Merger Agreement, which was incorrectly listed as April 4, 2017 in Item 15 of Amendment No. 5 to the Schedule 13E-3 filed on May 1, 2017 (“Amendment No. 5”), as well as to correct a statement appearing in Item 15 of Amendment No. 5 that MEP became an indirect wholly owned subsidiary of EECI as a result of the Merger. These corrections have been reflected in Item 15 to this Amendment No. 6, and no other changes have been made to the Schedule 13E-3 as a result of this Amendment No. 6.

INTRODUCTION

This Amendment No. 6 to the Transaction Statement on Schedule 13E-3 (this “Transaction Statement”), together with the exhibits hereto, is being filed by (1) Midcoast Energy Partners, L.P., a Delaware limited partnership (“MEP”); (2) Enbridge Inc., a Canadian corporation (“Enbridge”); (3) Enbridge Energy Company, Inc., a Delaware corporation, an indirect wholly owned subsidiary of Enbridge and the general partner of EEP (as defined below) (“EECI”); (4) Enbridge Energy Management, L.L.C., a Delaware limited liability company and affiliate of EECI and Enbridge (“EEM”); (5) Enbridge Energy Partners, L.P., a Delaware limited partnership (“EEP”); and (6) Midcoast Holdings, L.L.C., a Delaware limited liability company and the general partner of MEP (“MEP GP”) (each of (1) through (6), a “Filing Person”). MEP has filed an information statement on Schedule 14C (the “Information Statement”). A copy of the Information Statement is attached hereto as Exhibit (a)(1) and a copy of the Merger Agreement is attached as Annex A to the Information Statement. All references in this Transaction Statement to Items numbered 1001 to 1016 are references to Items contained in Regulation M-A under the Exchange Act.

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of January 26, 2017, by and among MEP, MEP GP, Enbridge Holdings (Leather) L.L.C., a Delaware limited liability company and wholly owned subsidiary of EECI (“Merger Sub”) and EECI (the “Merger Agreement”). Pursuant to the Merger Agreement, Merger Sub merged with and into MEP, with MEP surviving the merger and continuing to exist as a Delaware limited partnership (the “Merger”). Following the consummation of the Merger, EECI owns approximately 48% of the limited partner interests in MEP, and EEP owns the remaining approximate 52% of the limited partner interests and 2% general partner interest in MEP. In the Merger, each Class A Common Unit representing limited partner interests in MEP (each, a “Class A Common Unit”) issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”), other than Class A Common Units held by EECI, EEP and their respective affiliates, was converted into the right to receive $8.00 in cash without interest (the “Merger Consideration”).

Under the applicable provisions of MEP’s First Amended and Restated Agreement of Limited Partnership, dated as of November 13, 2013, (the “MEP Partnership Agreement”), the approval of the Merger Agreement required the approval of a “Unit Majority” which, as defined in the MEP Partnership Agreement, means at least a majority of the outstanding common units.

Concurrently with the execution of the Merger Agreement, EEP, EECI and MEP executed a support agreement, dated as of January 26, 2017 (the “Support Agreement”), whereby EEP agreed, in its capacity as a unitholder of MEP, to vote (or cause to be voted) all of the common and subordinated units in MEP owned of record by EEP as of the date of the Support Agreement as well as any common units in MEP acquired beneficially or of record by EEP after the date of the Support Agreement (1) in favor of the approval and adoption of the Merger Agreement and any other matter necessary for the consummation of such transactions submitted for the vote or written consent of the unitholders of MEP; (2) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of MEP or MEP GP or any of their subsidiaries contained in the Merger Agreement; and (3) against any action, agreement or transaction that would impede, interfere with, delay, postpone or adversely affect the Merger. The Information Statement was mailed to holders of MEP Class A Common Units on or about April 7, 2017. On April 27, 2017, EEP, as the holder of a majority of the MEP common units, executed and delivered a written consent approving the Merger Agreement, which consent satisfied the voting requirement with respect to the holders of the units.

This Amendment No. 6 to the Schedule is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Information Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Information Statement. Terms used but not defined in this Transaction Statement shall have the meanings given to them in the Information Statement.

While each of the Filing Persons acknowledges that the Merger is a going private transaction for purposes of Rule 13E-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that MEP is “controlled” by any of the Filing Persons and/or their respective affiliates.

All information contained in, or incorporated by reference into, this Transaction Statement concerning each Filing Person has been supplied by such Filing Person.

2

Item 15.	Additional Information

On April 27, 2017, EEP, as a holder of a Unit Majority of the MEP Class A Common Units as of April 3, 2017, the record date for approval of the Merger Agreement (the “Record Date”), pursuant to the Support Agreement, delivered a written consent to approve the Merger Agreement and the transactions contemplated thereby.

On April 27, 2017, MEP filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which Merger Sub was merged with and into MEP, with MEP continuing as the surviving limited partnership. As a result of the Merger, EECI owns approximately 48% of the limited partner interests in MEP, and EEP owns the remaining approximate 52% of the limited partner interests and 2% general partner interest in MEP.

As a result of the Merger, MEP ceased to be a publicly traded company and MEP Class A Common Units will no longer be listed on any quotation system or exchange, including the New York Stock Exchange.

3

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 3, 2017	MIDCOAST ENERGY PARTNERS, L.P.

	By:	MIDCOAST HOLDINGS, L.L.C.,
its general partner

	By:	/s/ STEPHEN J. NEYLAND
	Name:	Stephen J. Neyland
	Title:	Vice President—Finance

Dated: May 3, 2017	MIDCOAST HOLDINGS, L.L.C.

	By:	/s/ STEPHEN J. NEYLAND
	Name:	Stephen J. Neyland
	Title:	Vice President—Finance

Dated: May 3, 2017	ENBRIDGE ENERGY COMPANY, INC.

	By:	/s/ STEPHEN J. NEYLAND
	Name:	Stephen J. Neyland
	Title:	Director and Vice President—Finance

Dated: May 3, 2017	ENBRIDGE ENERGY PARTNERS, L.P.

	By:	ENBRIDGE ENERGY MANAGEMENT, L.L.C.,
as delegate of
ENBRIDGE ENERGY COMPANY, INC.,
its general partner

	By:	/s/ STEPHEN J. NEYLAND
	Name:	Stephen J. Neyland
	Title:	Director and Vice President—Finance

Dated: May 3, 2017	ENBRIDGE ENERGY MANAGEMENT, L.L.C.

	By:	/s/ STEPHEN J. NEYLAND
	Name:	Stephen J. Neyland
	Title:	Director and Vice President—Finance

Dated: May 3, 2017	ENBRIDGE INC.

	By:	/s/ D. GUY JARVIS
	Name:	D. Guy Jarvis
	Title:	President, Liquids Pipelines & Major Projects

[Signature Page to Transaction Statement on Schedule 13E-3]

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)	Information Statement of Midcoast Energy Partners, L.P. (incorporated by reference to the Midcoast Energy Partners, L.P. Information Statement filed with the Securities and Exchange Commission on April 7, 2017).

(a)(2)	Press release issued by Midcoast Energy Partners, L.P. dated January 27, 2017 (incorporated by reference to Exhibit 99.1 to Midcoast Energy Partners, L.P. Form 8-K, dated January 27, 2017).

(a)(3)	Letter to Midcoast Energy Partners, L.P. common unitholders (incorporated herein by reference to the Information Statement).

(b)	None.

(c)(1)*	Opinion of Evercore Group L.L.C. to the Conflicts Committee of the Board of Directors of Midcoast Holdings, L.L.C., dated January 27, 2017 (included as Annex C to the Information Statement filed herewith as Exhibit (a)(1)).

(c)(2)*	Presentation materials prepared by Evercore Group L.L.C., dated December 20, 2016 for the Conflicts Committee of the Board of Directors of Midcoast Holdings, L.L.C.

(c)(3)*	Presentation materials prepared by Evercore Group L.L.C., dated January 9, 2017 for the Conflicts Committee of the Board of Directors of Midcoast Holdings, L.L.C.

(c)(4)*	Presentation materials prepared by Evercore Group L.L.C., dated January 24, 2017 for the Conflicts Committee of the Board of Directors of Midcoast Holdings, L.L.C.

(c)(5)*	Presentation materials prepared by Evercore Group L.L.C., dated January 26, 2017 for the Conflicts Committee of the Board of Directors of Midcoast Holdings, L.L.C.

(d)(1)	Agreement and Plan of Merger, dated as of January 26, 2017, by and among Enbridge Energy Company, Inc., Enbridge Holdings (Leather) L.L.C., Midcoast Energy Partners, L.P. and Midcoast Holdings, L.L.C. (included as Annex A to the Information Statement filed herewith as Exhibit (a)(1)).

(f)(1)	First Amended and Restated Agreement of Limited Partnership of Midcoast Energy Partners, L.P., dated as of November 13, 2013 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by Midcoast Energy Partners, L.P. on November 18, 2013).

(f)(2)*	Delaware Code Title 6 § 17-212.

(g)	None.

(h)	None.

*	Previously filed.